Exhibit 99.1

DERMAdoctor, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

AND

INDEPENDENT AUDITORS’ REPORT

DERMAdoctor, LLC

Independent Auditors’ Report

Board of Directors and Members
DERMAdoctor, LLC
Kansas City, MO

We have audited the accompanying financial statements of DERMAdoctor, LLC (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members’ deficiency, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DERMAdoctor, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

MarksNelson LLC

Kansas City, Missouri
July 26, 2021

DERMAdoctor, LLC

Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$15,781	$4,887
Accounts receivable	214,847	739,124
Inventory, net	2,882,418	2,478,123
Prepaid expenses	19,979	33,256
Contract assets	-	145,079
Total current assets	3,133,025	3,400,469
Property and equipment, net	70,519	83,119
Intangibles, net	100,246	119,681
Total assets	$3,303,790	$3,603,269

Liabilities and Equity

Liabilities
Checks written in advance of deposits	$39,377	$271,110
Related party notes payable	1,690,000	1,690,000
Lines of credit	324,477	482,572
Paycheck Protection Program Loan	315,800	-
Accounts payable	218,885	373,556
Related party accounts payable	45,000	45,000
Accrued expense and other current liabilities	403,679	1,112,749
Total current liabilities	3,037,218	3,974,987
Total liabilities	3,037,218	3,974,987

Equity
Redeemable membership interest	1,270,000	1,270,000
Members’ deficiency	(1,003,428)	(1,641,718)
Total Equity	266,572	(371,718)
Total liabilities, redeemable membership interest and members’ deficiency	$3,303,790	$3,603,269

The accompanying notes are an integral part of these financial statements.

DERMAdoctor, LLC

Statements of Income

	For the year ended December 31, 2020	For the year ended December 31, 2019

Net sales	$8,387,348	$9,458,762
Cost of sales	4,133,465	4,511,389
Gross profit	4,253,883	4,947,373

Operating expenses
Selling expenses	1,983,099	2,806,187
General and administrative expenses	1,499,007	1,474,658
Total expenses	3,482,106	4,280,845

Income from operations	771,777	666,528

Other income and expenses
Other expense	(4,308)	(2,403)
Interest expense	(129,179)	(148,954)
Total other income (expense)	(133,487)	(151,357)

Net income	$638,290	$515,171

Net income per unit, basic and diluted	$0.64	$0.52

Weighted average units outstanding - basic and diluted	1,000,000	1,000,000

The accompanying notes are an integral part of these financial statements.

DERMAdoctor, LLC

Statements of Cash Flows

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:
Net Income	$638,290	$515,171
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property and equipment	18,941	2,857
Amortization of intangibles	38,556	-
Obsolete inventory reserve	35,000	(4,000)
Reserve allowance	(408,782)	161,410
Changes in operating assets and liabilities:
Accounts receivable	524,277	(465,018)
Inventory	(439,295)	387,276
Prepaid Expenses	13,277	(10,325)
Contract assets	145,079	(145,079)
Checks Written in Advance of Deposits	(231,733)	271,110
Accounts payable	(154,671)	(452,901)
Deferred revenue	-	(537,996)
Accrued expenses	(300,288)	99,199
Net cash used in operating activities	(121,349)	(178,296)

Cash flows from investing activities:
Purchases of property and equipment	(6,341)	(83,256)
Purchases of intangibles	(19,121)	(119,681)
Net cash used in investing activities	(25,462)	(202,937)

Cash flows from financing activities:
Net proceeds (repayment) on lines of credit	(158,095)	482,572
Repayments of related party notes payable	-	(100,000)
Proceeds from Paycheck Protection Program loan	315,800	-
Proceeds from accounts receivable financing payable	-	1,516,633
Repayments of accounts receivable financing payable	-	(1,740,545)
Net cash provided by financing activities	157,705	158,660

Net increase (decrease) in cash	10,894	(222,573)
Cash - Beginning of period	4,887	227,460
Cash - End of period	$15,781	$4,887

Supplemental disclosure of cash and non-cash investing and financing transactions

Cash paid for interest	$129,179	$148,954

The accompanying notes are an integral part of these financial statements.

DERMAdoctor, LLC

Statement of Members’ Deficiency

Members’ Deficiency

Balance as of January 1, 2019	$(2,156,889)

Net income	515,171

Balance as of December 31, 2019	$(1,641,718)

Net income	638,290

Balance as of December 31, 2020	$(1,003,428)

The accompanying notes are an integral part of these financial statements.

DERMAdoctor, LLC

Notes to the financial statements

Note 1 – Nature of operations

DERMAdoctor, LLC was initially formed as a Missouri corporation under the name DERMAdoctor, Inc. At the end of 2015, D. Doctor Acquisition LLC was formed and a Contribution Agreement, Bill of Sale and Assignment and Assumption Agreement was entered into between DERMAdoctor Inc. and D. Doctor Acquisition LLC. DERMAdoctor Inc. contributed assets to D. Doctor Acquisition LLC for consideration of 525,000 Units of the Company. At the same time, D. Doctor Acquisition LLC changed its name to DERMAdoctor, LLC and DERMAdoctor, Inc. changed its name to Papillon Partners, Inc. (“Papillon”) which owns the majority of DERMAdoctor, LLC. Papillon is jointly owned by Audrey Kunin, Chief Creative Officer of DERMAdoctor, LLC and Jeff Kunin, President and Chief Executive Officer of DERMAdoctor, LLC. DERMAdoctor, LLC was founded by board-certified dermatologist, Dr. Audrey Kunin. The company headquarters is located in Riverside, Missouri.

The Company is an innovative, prestige skin care company focused on the creation and sale of products designed to target common skin concerns. The Company’s product portfolio includes cleansers, serums, masks, moisturizers, and antiperspirants. The Company utilizes a multi-channel distribution model which includes traditional domestic retail outlets, direct to consumer internet sales through our website (www.dermadoctor.com) and Amazon.com, and international retailers and distributors who resell the products in their exclusive territories. The Company currently sells to retailers and distributors in China, the Middle East, Central America, and Europe. The Company believes that a core element of its success is its distinctive marketing strategy. The Company focuses on educating its target customers, women between the age of 18-65 who have a college education with above average household income, about the unique benefits of its products, developing intimate relationships with those consumers and capitalizing on its multi-channel distribution strategy to effectively reach and engage those consumers.

Note 2 – Management Plans

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has negative members’ deficiency and negative cash flow from operations. As a result, consideration was given as to whether there is substantial doubt about the Company’s ability to continue as a going concern.

Management has had net income for the years ended December 31, 2020 and 2019. In addition, the Company has obtained a Paycheck Protection Program loan as well as access to an additional line of credit in 2021 to assist with cash flow. Although no assurance can be given, management believes the Company will have sufficient cash flow through growth and access to financing options to cover operating costs.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with maturities of three months or less. The Company’s cash is currently comprised of cash on hand, deposits in banks, and cash balances held at third-party e-commerce marketplaces.

The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000.

The Company utilizes multiple third-party e-commerce marketplaces to sell goods. Typically, cash generated from sales, via the marketplaces, is transferred within one week of the sale. Cash generated from these sales is held in a non-FDIC insured account and then transferred to the Company’s bank account at the earliest possible instance.

Accounts receivable

Accounts receivables consist of customer obligations arising from transactions with domestic and international retail customers, reduced by an allowance for doubtful accounts for estimated losses based on the aging of accounts receivable and historical collection experience. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. Recoveries of receivables previously written off are recorded when received. There was no allowance for doubtful accounts recorded as of December 31, 2020 or 2019.

The Company grants credit terms in the normal course of business to its domestic retail customers. The risk with respect to trade receivables is mitigated by the thirty to sixty-day duration of customer payment terms and the good credit quality type of the Company’s customer. Credit is not currently extended to e-commerce customers or international distributors who pay for goods prior to them being shipped.

Inventory, net

Inventories consist of components and finished goods and are stated at the lower of cost or net realizable value. Cost is determined on the first in, first out (FIFO) method. Cost components include direct materials, assembly, and freight. The Company reviews its inventory for excess, obsolescence, or expiration and writes down inventory that has no alternative uses of its net realizable value.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies (continued)

Inventory, net (continued)

Cost of sales includes all the costs to manufacture the Company’s products by third-party contractors, which are recognized in the statement of operations when the product is sold. Cost of sales also includes the cost of inventory write-downs associated with adjustments of held inventories to their net realizable value. These costs are reflected in the Company’s statements of operations when the product is sold, and net sales revenues are recognized or, in the case of inventory write-downs, when circumstances indicate that the carrying value of inventories is more than their recoverable value. In addition, cost of sales includes certain warehouse costs including wages.

Property and equipment, net

Property and equipment include tangible assets purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Property and equipment include such items as leasehold improvements, office furniture, fixtures, computers and other related technology equipment. All capitalized assets are depreciated using the straight-line depreciation method. Repairs and maintenance expenditures are expensed as incurred. The Company evaluates events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition.

If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, the Company records an impairment loss for the amount by which the carrying amount of the assets exceeds its fair value. There was no impairment recorded in 2020 or 2019.

Intangibles

Intangibles consist of website design costs and are stated at cost less accumulated amortization. Amortization is computed on the straight-line method over the life of the asset. The useful life of the intangible asset for purposes of computing amortization is 3 years.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business based on one operating segment and one reportable segment.

Reclassifications

Certain amounts in the prior period presented have been reclassified to conform to the current period financial statement presentation.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies (continued)

Revenue recognition

Under Topic 606, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account under Topic 606. The Company recognizes revenue when the performance obligation is satisfied by transferring control of a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services. The accounting for significant types of revenue that are accounted for under Topic 606 is discussed below:

Revenue consists of sales of products through domestic retail customers, international distributors, international retail customers, and e-commerce channels and shipping fees charged to the e-commerce customers. The transaction price for these sales is determined with the customer at the time of sale. When product is sold, control is transferred at a point in time, when the product is shipped to the customers. Product sales are therefore recognized at a point in time, when control of the product is transferred to the customer. For e-commerce sales, payment is received when sales are ordered. For retail and distributor sales, payment is generally received within 30-60 days.

E-commerce customers can return unused product within 30 days for any reason for full credit. The Company’s domestic retail customers can return product or take credits for damaged product and returns from their customers. They are also allowed to return product that they decide to no longer carry in their stores or sell on their websites. Some agreements with domestic retail customers allow them to use a portion of the products they purchase as testers. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, such as shipments of samples and testers, the cost of these promotional products are recognized as a cost of sales at the same time as the related revenue is recognized.

Revenues accounted for under Topic 606 generally require significant judgments. As noted above, the Company allows the unlimited right of return to its wholesale customers for damaged product, slow moving inventory, or expired inventory. The Company also allows wholesale customers to charge back the company for any product used as a sample to give out to retail customers in their stores. The Company uses the most likely amount method based upon historical trends to estimate outstanding reserves for these items that have not been claimed by the end of the year. Provision for sales discounts, product returns, markdowns, shortages, damages and testers are recorded as reductions to revenue. The Company recorded $1,273,150 and $1,719,798 of revenue reductions during the years ended December 31, 2020 and 2019, respectively.

The Company recorded an estimated reserve of $16,411 and $425,193 at December 31, 2020 and 2019, respectively. The reserve is recorded within accrued expenses and other liabilities on the balance sheet.

As of December 31, 2019, the Company recorded a contract asset for inventory that was expected to be returned after year end. The contract asset balance was $145,079 at December 31, 2019. These contract assets are reduced when inventory has been returned or written off when returned inventory is deemed obsolete. There was no contract asset recorded as of December 31, 2020.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies (continued)

Revenue recognition (continued)

The Company does not recognize any assets associated with the incremental costs of obtaining a contract with a customer (for example, a sales commission) that are expected to be recovered. The Company has elected to treat shipping and handling costs as fulfillment costs, and these costs are expensed in cost of goods sold.

The Company’s contracts do not include any significant financing components.

Certain international customers pay for products in advance. In these instances, when cash is received in advance of a shipment of goods to customers, deferred revenue is recorded. The Company recorded $12,372 and $0 of deferred revenue at December 31, 2020 and 2019, respectively.

Concentrations of risk

For the year ended December 31, 2020, five significant customers (defined as contributing at least 10%) accounted for 71% (19%, 15%, 13%, 12%, and 12%) of net sales. As of December 31, 2020, three significant customers accounted for approximately 83% (53%, 16% and 14%) of accounts receivable. During 2020, two vendors accounted for approximately 40% (22% and 19%) of purchases for the year ended December 31, 2020.

For the year ended December 31, 2019, two significant customers (defined as contributing at least 10%) accounted for 41% (30% and 11%) of net sales. As of December 31, 2019, three significant customers accounted for approximately 88% (50%, 22% and 16%) of accounts receivable. During 2019, two vendors accounted for approximately 46% (36% and 10%) of purchases for the year ended December 31, 2019.

During 2020 and 2019, net sales by sales channel were as follows:

	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Domestic	47%	60%
E-commerce	20%	20%
International	33%	20%

Fair value of financial instruments

The Company adopted the provisions of the accounting pronouncement which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, the fair value measurement is based on models that use primarily market based parameters including interest rate yield curves, option volatilities and currency rates. In certain cases where market rate assumptions are not available, the Company is required to make judgments about assumptions market participants would use to estimate the fair value of a financial instrument. Changes in the underlying assumptions used, including discount rates and estimates of future cash flows could significantly affect the results of current or future values. The results may not be realized in an actual sale or immediate settlement of an asset or liability. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was determined that the carrying amount approximated fair value because of the short maturities of these instruments. All debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximate fair value.

Selling expenses

Selling expenses include expenses to advertise and market the Company’s products, such as, print advertising costs, digital marketing costs, freelance sales representatives, selling fees and expenses, promotional displays, samples and consumer promotions. Advertising and marketing within selling expenses, including promotions and digital marketing costs are expensed as incurred or distributed. Advertising and marketing expenses were $1,079,042 and $1,688,039 in 2020 and 2019, respectively.

DERMAdoctor, LLC

Notes to the financial statements

Note 3 – Summary of significant accounting policies (continued)

General and administrative expenses

General and administrative (“G&A”) expenses include depreciation and amortization of certain fixed assets, non-sales overhead (principally personnel and related expenses), insurance and professional service fees.

Research and development expenses

Research and development (“R&D”) costs are expensed as incurred. R&D costs include costs of all basic research activities required to develop a new product or make significant changes to an existing product. R&D costs also include the cost of laboratory testing and registering of new products. R&D costs, included in general and administrative expenses, totaled $96,292 and $68,572 in 2020 and 2019, respectively.

Income taxes

The Company is a limited liability company which is not a tax paying entity at the corporate level. Each member is instead individually responsible for their share of the Company’s income or loss for income tax reporting purposes. The Company’s income tax filings are subject to examination by various taxing authorities. Their open examination periods are tax years 2017 and forward.

Recent accounting pronouncements

In 2016, the FASB issued ASU 2016-02 “Leases” (Topic 842), which will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. This guidance is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company expects to adopt ASU No. 2016-02 beginning as of January 1, 2022.

The Company will analyze the effects of the adoption in the near future in anticipation of the required adoption deadline.

Income per membership unit

Basic income per membership unit is computed by dividing the net income attributable to DERMAdoctor, LLC by the weighted-average number of membership units outstanding for the period. Diluted income per membership unit is computed by dividing the net income attributable to DERMAdoctor, LLC by the weighted-average number of membership units and dilutive membership units equivalents outstanding for the period.

DERMAdoctor, LLC

Notes to the financial statements

Note 4 – Inventory, net

As of December 31, 2020 and 2019, total net inventory values represented by finished goods and components were as follows:

	December 31, 2020	December 31, 2019
Finished Goods	$1,838,642	$1,211,035
Components	1,043,776	1,267,088
Total	$2,882,418	$2,478,123

Based on historical trends as well as review of the products on hand, the Company recorded a reserve for obsolete inventory of $130,000 and $95,000 at December 31, 2020 and 2019, respectively.

Note 5 – Property and equipment, net

Property and equipment, net as of December 31, 2020 and 2019 consists of the following:

	Useful Life	December 31, 2020	December 31, 2019
Equipment	5	$45,696	$52,327
Furniture & Fixtures	5	91,760	78,788
Property and Equipment, Gross		137,456	131,115
Less: Accumulated Depreciation		(66,937)	(47,996)
Property and Equipment, Net		$70,519	$83,119

Depreciation expense of $18,941 and $2,857 for 2020 and 2019, respectively, was recorded to general and administrative expenses.

Note 6 – Intangibles, net

Intangibles, net as of December 31, 2020 and 2019 consists of the following:

	December 31, 2020	December 31, 2019
Website design costs	$138,802	$119,681
Less: Accumulated Amortization	(38,556)	-
Intangibles, net	$100,246	$119,681

Future amortization of intangibles is as follows for the years ending December 31:

2021	$46,267
2022	46,267
2023	7,712
$100,246

Amortization expense of $38,556 and $0 for 2020 and 2019, respectively, was recorded to general and administrative expenses.

DERMAdoctor, LLC

Notes to the financial statements

Note 7 – Accrued expenses and other current liabilities

The Company’s accrued expenses and other current liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Reserve for sale returns	$16,411	$425,193
Inventory in transit	121,170	271,969
Credit card payable	$146,000	206,000
Compensation	-	96,761
Marketing	-	20,000
Other accruals	120,098	92,826
Total	$403,679	$1,112,749

Note 8 – Debt

The Company’s outstanding debt as of December 31, 2020 and 2019 consists of the following:

Related party debt

On November 8, 2016 the Company entered into a three (3) year $1,600,000 promissory note with Papillon. Interest is paid monthly at a rate of 6% per annum and all or any portion of the note may be prepaid without premium or penalty of any kind. The note was extended and the principal amount is due in one balloon payment at the maturity date of November 6, 2021. For the years ended December 31, 2020 and 2019, the Company has recognized $96,000, respectively, in interest expense related to this note.

On July 17, 2017, the Company entered into a three (3) month $90,000 promissory note with Papillon. Interest is paid at a rate of 6% per annum, payable monthly. The note was extended for a three-month period on October 9, 2017. The note was extended on January 15, 2018 for a two-month period. The note was extended on March 15, 2018 for a 45-day period. The note was extended on April 30, 2018 for a three-month period. The note was extended on July 29, 2018 for a three-month period. The note was extended on October 27, 2018 for a three-month period. The note was extended on January 25, 2019 for a three-month period. The note was extended for a three-month period on April 24, 2019. In July 2019, the note became due on demand. For the years ended December 31, 2020 and 2019, the Company has recognized $5,400, respectively, in interest expense related to this note.

On November 9, 2017, the Company entered into a three (3) month $100,000 promissory note with Papillon. Interest is paid at a rate of 6% per annum, payable monthly. The note was extended on February 6, 2018 for a three-month period. The note was extended on April 30, 2018 for a three-month period. The note was extended on July 29, 2018 for a three-month period. The note was extended on October 27, 2018 for a three-month period. The note was extended on January 25, 2019 for a three-month period. The note was paid off in full on April 8, 2019.

DERMAdoctor, LLC

Notes to the financial statements

Note 8 – Debt (continued)

Accounts receivable financing payable

On October 19, 2017, the Company entered into an accounts receivable financing facility with CircleUp Credit Advisors, LLC (“CircleUp”). CircleUp issues individual loans under the facility based on a percentage of outstanding accounts receivable from certain customers less the current total loan amounts outstanding. The customers pay CircleUp directly up to the amount funded to the Company by CircleUp in addition to any incurred interest. Interest is paid at a rate of 15% per annum. To the extent payments from customers are not sufficient to repay any funds advanced to us by CircleUp, the Company is obligated to repay any outstanding loan amounts. This arrangement ended in 2019 and as of December 31, 2020 and 2019, there were no outstanding balances.

Bank Midwest lines of credit

During 2019, the Company entered into a line of credit agreement with a bank for $415,000. The line had an interest rate equal to the Wall Street Journal Prime Rate plus 2.00% over the index (6.75% at December 31, 2019). All borrowings were collateralized by substantially all assets of the Company. As of December 31, 2019, the Company had $415,000 outstanding on the line of credit. This agreement expired in April 2020 and was paid off.

During 2019, the Company entered into a line of credit agreement with a bank for $500,000. The line of credit is renewed annually. The agreement expired on May 22, 2020 and was subsequently renewed until May 2021 and then May 2022 with substantially the same terms. The line has an interest rate equal to the Wall Street Journal Prime Rate plus 1.50% with a floor of 6.00% and 7.00% at December 31, 2020 and 2019, respectively (6.00% and 7.00% at December 31, 2020 and 2019, respectively). All borrowings are collateralized by substantially all assets of the Company. As of December 31, 2020 and 2019, the Company had $324,477 and $67,572 outstanding on the line of credit.

Paycheck Protection Program

On April 13, 2020, the Company qualified for and received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act, from a qualified lender (the “PPP Lender”), for an aggregate principal amount of approximately $315,800 (the “PPP Loan”). The PPP loan bears interest at a fixed rate of 1.0% per annum, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration. The principal amount of the PPP Loan is subject to forgiveness under the Paycheck Protection Program upon the Company’s request to the extent that the PPP Loan proceeds are used to pay expenses permitted by the Paycheck Protection Program, including payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company. Under the Flexibility Act, principal and interest payments are deferred until the lender receives the loan forgiveness amount from the U.S. Small business Administration. If the Company does not submit the loan forgiveness application within 10 months after the end of the loan forgiveness covered period, principal and interest payments will begin at that time.

The Company has applied for forgiveness of the PPP loan with respect to these covered expenses and received notice of forgiveness in 2021. The PPP Loan is included in current liabilities at December 31, 2020.

DERMAdoctor, LLC

Notes to the financial statements

Note 9 – Adjusted EBITDA

Adjusted EBITDA related to DERMAdoctor, LLC represents income from continuing operations from DERMAdoctor, LLC before interest, taxes, depreciation, amortization, and other unusual and non-operating items. Adjusted EBITDA is a non-GAAP financial measure that is not intended to represent net income or cash from operations as defined by GAAP and should not be considered as either an alternative to net income (as an indicator of operating performance) or to cash flow (as a measure of liquidity). The Company utilizes Adjusted EBITDA as a measure of assessing the results of ongoing continuing operations.

A reconciliation of net income to Adjusted EBITDA for DERMAdoctor, LLC for the years ended December 31, 2020 and 2019, respectively, is shown below:

	December 31, 2020	December 31, 2019
Net Income	$638,290	$515,171
Interest Expense	129,179	148,954
Depreciation and Amortization Expense	57,497	2,857
Adjusted EBITDA	$824,966	$666,982

Note 10 – Commitments and contingencies

From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management is not currently aware of any matters that it expects will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Employment Agreements

On March 10, 2018, the Company entered into an employment agreement with Dr. Jeff Kunin to act as our Chief Executive Officer. Dr. Kunin receives an annual base salary of $150,000 per year. Pursuant to the employment agreement, Dr. Kunin will be entitled to a bonus equal to 150% of his annual salary, as determined by the Company. No bonus was paid to Dr. Kunin for the year ended December 31, 2020. If Dr. Kunin’s employment contract is terminated for cause (as defined in the agreement), death or disability, he (or his estate in the event of death) will receive the accrued base salary, vacation pay, expense reimbursement and any other entitlements accrued by him through the date of termination to the extent not previously paid. If Dr. Kunin’s employment is terminated without cause, he will also receive an amount equal to two months base salary as severance. Under his employment agreement, Dr. Kunin has also agreed to non-competition provisions.

DERMAdoctor, LLC

Notes to the financial statements

Note 10 – Commitments and contingencies (continued)

Employment Agreements (continued)

On March 10, 2018, the Company entered into an employment agreement with Dr. Audrey Kunin to act as our Chief Creative Officer. Dr. Kunin receives an annual base salary of $150,000 per year. Pursuant to the employment agreement, Dr. Kunin will be entitled to a bonus equal to 150% of her annual salary, as determined by the Company. No bonus was paid to Dr. Kunin for the year ended December 31, 2020. If Dr. Kunin’s employment contract is terminated for cause (as defined in the agreement), death or disability, she (or her estate in the event of death) will receive the accrued base salary, vacation pay, expense reimbursement and any other entitlements accrued by her through the date of termination to the extent not previously paid.

If Dr. Kunin’s employment is terminated without cause, she will also receive an amount equal to two months base salary as severance. Under her employment agreement, Dr. Kunin has also agreed to non-competition provisions.

Note 11 – Employee benefit plan

The Company maintains a defined contribution 401(k) plan (the “401(k) Plan”) for eligible employees. Participants may make voluntary contributions up to the maximum amount allowable by law. The Company may make contributions to the 401(k) Plan on a discretionary basis which vest to the participants 100%. The Company made contributions of $32,408 and $39,995 for 2020 and 2019, respectively.

Note 12 – Related party transactions

Audrey and Jeff Kunin, through their wholly-owned company, Papillon, are 82.23% owners of DERMAdoctor, LLC. Audrey Kunin is the Chief Executive Officer of DERMAdoctor, LLC and Jeff Kunin is the Chief Operating Officer of DERMAdoctor, LLC. They were 100% owners of 1901 McGee, LLC which owned the building where DERMAdoctor, LLC leased office and warehouse space until October 2019.

Audrey and Jeff Kunin have entered into direct loan agreements with the Company and have guaranteed unrelated third-party principal and interest repayments for the Company including individually, though Papillon, and through the Audrey G. Kunin Trust and the Jeffrey R. Kunin Trust.

Papillon, at December 31, 2020, has extended a total of $1,690,000 in promissory notes to the Company (see Note 8 - Debt).

Effective January 1, 2016, the Company entered into sales proceeds agreements with multiple employees of the Company and Papillon. As of December 31, 2020, only two of these employees remain with the Company. Pursuant to these agreements, on the event of a sale of the Company, these two employees are eligible to receive .25% of Papillon’ s portion of the excess sales proceeds after reductions for (a) all debts and liabilities of the Company, (b) the unreturned capital contributions, and (c) the establishment of any reserves which the Board deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

DERMAdoctor, LLC

Notes to the financial statements

Note 12 – Related party transactions (continued)

The Company developed an estimate of the potential valuation of the Company as of December 31, 2020 and 2019 in order to estimate the value of the sales proceeds agreements. The Company estimated a value for these potential sales proceeds payments of $106,000 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, the Company owed $45,000 to related parties to cover costs related to the capital raise discussed in Note 13 — Capital Raise.

Through October 2019, the Company rented its headquarters from 1901 McGee, LLC, which is 100% owned by Audrey and Jeff Kunin. Effective January 1, 2019, the monthly lease amount between the Company and 1901 McGee, LLC was $17,848 per month. On June 10, 2019, Audrey and Jeff Kunin sold the underlying asset of 1901 McGee, LLC. As such, beginning on June 11, 2019, monthly rent for the Company’s headquarters was paid to an unrelated third party.

Note 13 – Capital raise

January 1, 2016 securities purchase agreement

On January 1, 2016, the Company sold 475,000 of the 1,000,000 outstanding Units to a private equity firm and an employee of the same private equity firm (hereafter both parties will be referred to as “PE Firm”), constituting 47.5% of the issued and outstanding Units of the Company for a purchase price of $3,500,000 under a Securities Purchase Agreement (the “Purchase Agreement”). The proceeds were used to repay outstanding promissory notes to Jeff and Audrey Kunin in the amount of $353,000 and for working capital and general corporate purposes.

In conjunction with the investment, an Operating Agreement was entered into by the members of the Company. The Operating Agreement limited the Company from taking certain actions such as incurring additional indebtedness, issuing additional Units, and hiring certain employees without a supermajority of Units in favor of such action.

The Operating Agreement provides for five managers, consisting of two managers designated by Papillon, two designated by the PE Firm, and one jointly designated by Papillon and the PE Firm, who are authorized to make the day to day decisions for the Company. The Operating Agreement designates how profits and losses are to be allocated. Distributions upon dissolution of the Company under certain circumstances go first, to the payment of debts and liabilities of the Company; second to the establishment of any reserve for an contingent, conditional or unasserted claims or obligations of the Company; third, to the PE Firm in an amount equal to its Unreturned Capital Contributions (as such term is defined in the Operating Agreement); fourth to Papillon in an amount equal to its Unreturned Capital Contributions; and finally, to the members pro rata in proportion to their respective Percentage Interests (as such term is defined in the Operating Agreement).

The Company incurred costs related to the equity transaction in the amount of $209,384 which were recorded as a reduction of the proceeds received in the sale of the membership interests.

DERMAdoctor, LLC

Notes to the financial statements

Note 13 – Capital raise (continued)

In conjunction with the Purchase Agreement, a put right was granted to the PE firm. The put right allowed the PE Firm to sell their 475,000 Units to the Company at any time after January 1, 2019, in their absolute discretion, by delivering a 12-month prior notice to the Company and Papillon. Upon delivery of the put notice, Papillon could elect to initiate a process for an approved sale of the Company to a third party during the 12-month period. If Papillon did not elect to exercise its rights with respect to such an approved sale by the expiration of the 12-month period, the Company would be required to purchase all of the Units put to the Company within 120 days.

The put price for the 475,000 units was the greater of two times the PE Firm’s capital contribution ($3,500,000) or the Fair Market Value of such Units as of the date of the notice.

The Company evaluated the put right and considered the put right a redemption provision on the membership interests, which was outside of the control of the Company and required mezzanine equity classification on the balance sheet.

November 8, 2016 reorganization

On November 8, 2016, pursuant to the terms of a Unit Purchase Agreement, the PE Firm sold one-half of their Units to Papillon in exchange for Papillon repaying the Company’s $1,590,942 outstanding balance on Banker’s Trust Line of Credit through a $1,600,000 term loan to the Company. The transaction resulted in Papillon owning 762,500 Units or 76.25% of the outstanding Units of the Company, and the PE firm owning 237,500 of the outstanding Units of the Company. In connection with the transaction, the Operating Agreement was amended (the “Amended Operating Agreement”) to change the supermajority requirement for the actions described above to a simple majority requirement, giving Papillon the authority to authorize the specified Company actions without agreement from the PE Firm.

The Amended Operating Agreement also limits related party transactions and requires that any additional loans made by Papillon to the Company must be made at a maximum interest rate of 6% per annum. The number of managers was reduced from five to three and Papillon was given the authority to designate all three members.

The Amended Operating Agreement also provides for a right of first refusal and drag along and tag along rights to both Papillon and the PE Firm. In conjunction with entering into the Amended Operating Agreement, the put right previously granted to the PE Firm was modified (the “Modified Put Option”), and the PE firm’s put right associated with the 237,500 Units purchased by Papillon was terminated, which resulted in the reclassification of $1,750,000 being reclassified from mezzanine financing to permanent equity.

The Modified Put Option permits the PE Firm to sell all of their outstanding Units to the Company at any time after November 8, 2020, in their absolute discretion, by delivering a 12-month prior notice to the Company and Papillon. Pursuant to this agreement, in March 2021, subsequent to year end, the PE Firm delivered the 12-month notice to elect to sell all outstanding Units to the Company.

DERMAdoctor, LLC

Notes to the financial statements

Note 13 – Capital raise (continued)

Upon delivery of the put notice, Papillon elected to initiate a process for an approved sale of the Company to a third party during the 12-month period. If Papillon is unable to initiate an approved sale by the expiration of the 12-month period, the Company will be required to purchase all of the Units put to the Company within 120 days.

The put price for the Units is the greater of the PE Firm’s remaining capital contribution ($1,270,000) or the fair market value of such Units as of the date of the notice.

At the discretion of the Company, payment for the Units may be with a promissory note to be paid in equal monthly installments over three years. The interest rate for such a note will be the Prime Rate in effect on the first banking day of each year.

The promissory note will be secured by a joint and several personal guarantees by Jeff and Audrey Kunin.

December 28, 2017 amendment

On December 28, 2017, the PE firm and Papillon entered into an agreement pursuant to which the PE firm sold Papillon 59,884 Units of the Company (representing approximately 25% of the PE firm’s total ownership of the Company). In consideration of the Units received, Papillon paid the PE firm $480,000. This transaction reduced the put price (discussed in “November 8, 2016 Reorganization” note above) to $1,270,000 or the fair market value of the PE firms’ remaining Units as of the date of the put notice. As a result, $480,000 was reclassified from mezzanine financing to permanent equity.

Note 14 – Lease commitments

The Company leases a warehouse space for a monthly payment of $10,127 beginning in October 2019. The lease expires in December 2024. Rent expense related to this lease was $124,978 and $29,302 for the years ended December 31, 2020 and 2019, respectively.

Future minimum lease payments are as follows for the years ending December 31:

2021	$126,298
2022	127,637
2023	128,785
2024	130,125
$512,845

DERMAdoctor, LLC

Notes to the financial statements

Note 15 – Subsequent events

The Company has performed an evaluation of subsequent events through the date of the independent auditors’ report on the financial statements.

In February 2021, the Company obtained a second loan through the Paycheck Protection Program (PPP Program) for approximately $287,000. The loan accrues interest at a rate of 1.00%. The outstanding principal that remains after any forgiveness provided under the PPP Program will be payable monthly, along with interest accruing at 1.00%. The note matures in February 2026.

The Company obtained an additional available line of credit of $250,000 in May 2021. Interest at prime rate with a floor of 6.00% will accrue on any advances made. The line of credit matures in November 2021.